Exhibit 22.1

List of the subsidiary guarantors guaranteeing Corporación Inmobiliaria Vesta, S.A.B. de C.V.’s US$350,000,000 3.625% Senior Notes due 2031

Subsidiary	Jurisdiction of incorporation
QVC, S. DE R.L. DE C.V.	Mexico
QVCII, S. DE R.L. DE C.V.	Mexico
VESTA BAJÍO, S. DE R.L. DE C.V.	Mexico
VESTA BAJA CALIFORNIA, S. DE R.L. DE C.V.	Mexico
WTN DESARROLLOS INMOBILIARIOS DE MÉXICO, S. DE R.L. DE C.V.	Mexico